SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. __)*

CHINA EXECUTIVE EDUCATION CORP.

(Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

682164108

 (CUSIP Number)

Zhiwei HUANG
Room 307, Hualong Business Building,
110 Moganshan Road, Hangzhou 310005, P.R.China
86-571-8880-8109

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 12, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.
___________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682164108

1)	Name of Reporting Persons:

Pokai HSU
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

Taiwan resident
	(7)	Sole Voting Power

Number of		1,760,000
Shares	(8)	Shared Voting Power
Beneficially
Owned		0
By Each	(9)	Sole Dispositive Power
Reporting
Person With		1,760,000
	(10)	Shared Dispositive Power

		0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,760,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

8% (2)
14)	Type of Reporting Person

IN

(1) The Reporting Person beneficially owns the shares indicated, which are owned of record by Magic Dream Enterprises Ltd.

(2) Based on 22,000,000 shares of the common stock, par value 0.001 per share upon the completion of the merger as reported in the Issuer’s report on Form 8-K dated as of February 12, 2010.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of China Executive Education Corp. (the “Issuer”), a Nevada corporation.  The principal executive office of the Issuer is located at Room 307, Hualong Business Building, 110 Moganshan Road, Hangzhou 310005, P.R.China.

Item 2.	Identity and Background.

This Schedule 13D is filed by Pokai HSU, whose business address is Room 307, Hualong Business Building, 110 Moganshan Road, Hangzhou 310005, P.R.China.  Mr. HSU’s principal occupation is serving as the Chief Operating Officer of the Issuer.

During the last five years, Mr. HSU (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. HSU is a Taiwan resident.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock which resulted the filing of this Schedule 13D were acquired in the merger of Surmounting Limit Marketing Adviser Limited, of which Mr. HSU was a majority stockholder, into a subsidiary of On Demand Heavy Duty Corp., which is now the Issuer.

On February 12, 2010, the Issuer acquired all of the outstanding capital stock of Surmounting Limit Marketing Adviser Limited, a Hong Kong corporation (“SLM”), through China Executive Education Corp., a Nevada corporation (the “Merger Sub”) wholly owned by the Issuer.  SLM is a holding company whose asset, held through a subsidiary, is 100% of the registered capital of Hangzhou MYL Business Administration Consulting Co., Ltd. (“MYL Business”), a limited liability company organized under the laws of the People’s Republic of China (“China” or “PRC”). Substantially all of SLM's operations are conducted in China through MYL Business, and through contractual arrangements with several of MYL Business’s consolidated affiliated entities in China, including Hangzhou MYL Commercial Services Co., Ltd. (“MYL Commercial”) and its subsidiaries. MYL Commercial is a fast-growing executive education company with dominant operation in Shanghai, the commercial center of China.  As a result of these transactions, persons affiliated with Surmounting Limit Marketing Adviser Limited  now own securities that in the aggregate represent approximately 98% of the equity in the Issuer.

Item 4.	Purpose of Transaction.

The merger was part of a series of transactions undertaken by the Issuer in order to accomplish the acquisition of the business of MYL Commercial.

Our transactions included, without limitation:

▪
The Merger Sub issued 20 shares of the common stock of the Merger Sub which constituted no more than 10% ownership interest in the Merger Sub to the shareholders of SLM, in exchange for all the shares of the capital stock of SLM (the “Share Exchange” or “Merger”). The 10 shares of the common stock of the Merger Sub were converted into approximately 21,560,000 shares of the common stock of the Company so that upon completion of the Merger, the shareholders of SLM own approximately 98% of the common stock of the Company.

▪	Post the transaction contemplated in the Merger Agreement, there were 22,000,000 shares of common stock issued and outstanding.

▪	Cody Love resigned as the Company’s Chief Executive Officer, Secretary and Treasurer on Feb 12, 2010.

▪	Kaien Liang, Chairman of SLM and MYL Business, was elected to serve on our Board of Directors as Chairman of, and was appointed as Chief Executive Officer of the Company.

▪	Pokai Hsu, Chief Executive Officer of SLM and MYL Business, was appointed as Chief Operating Officer of the Company.

▪	Tingyuan Chen, Chief Strategy Officer of SLM and MYL Business, was appointed as Chief Strategy Officer of the Company.

▪	Zhiwei Huang, Chief Financial Officer of SLM and MYL Business, was appointed as Chief Financial Officer of the Company.

▪
As part of the Merger, pursuant to a stock purchase agreement (the “Stock Purchase Agreement”), the Issuer transferred all of the outstanding capital of its subsidiary, On Demand Heavy Duty Holdings, Inc.  (“Holdings”) to certain of its shareholders in exchange for the cancellation of 3,000,000 shares of the Issuer’s common stock (the “Split Off Transaction”).  Holdings was engaged in the business of internet travel planning.  To date, Holdings’ activities were limited to capital formation, organization, set-up of a website and development of its business plan and target customer market.  Following the Merger and the Split-Off Transaction, the Issuer discontinued its former business and is now engaged in the executive education business.

▪
As part of the Merger, the Issuer’s name was changed from “On Demand Heavy Duty Corp.” to the Merger Sub’s name “China Executive Education Corp.” The Issuer is communicating with FINRA for the name change and trading symbol change on the OTC Bulletin Board.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

Mr. HSU is the beneficial owner of an aggregate of 1,760,000 shares of Common Stock, constituting 8% of the Issuer’s outstanding Common Stock as of February 12, 2010.  Mr. HSU has sole power to vote and dispose of these shares.  Mr. HSU has not effected any transactions in the Issuer’s Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements pursuant to the Merger described above, the Reporting Person has not entered into any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

        Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2010

Pokai HSU

/s/ Pokai HSU